April 7, 2005

Via US Mail and Facsimile

Marilyn Beaubien
Gener8xion Entertainment, Inc.
3400 W. Cahuenga Blvd.
Hollywood, CA 90068


Re:	Gener8xion Entertainment, Inc.
	Form 10-KSB for the year ended October 31, 2004
	Commission File Number:  000-15382

Dear Ms. Beaubien:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Item 6. Management`s Discussion and Analysis or Plan of Operations

Results of Operations for the Year Ended October 31, 2004 as
Compared
to the Year Ended October 31, 2003, page 6

1. We note your disclosure within MD&A on page 6 that certain officers, employees, and consultants agreed not to receive compensation during the quarter ended January 31, 2003, that from April 2003 though January 2004 a portion of compensation was paid while the remainder was accrued, and that since February 2004, you have discontinued paying or accruing regular compensation to the aforementioned individuals and are instead paying for services rendered only as such services are provided. Supplementally tell us if any of the individuals are significant shareholders, and if so, the marketvalue of the forfeited salary and how you have accounted for that value. Refer to SAB topic 5T.

Critical Accounting Policies and Use of Estimates and New
Accounting
Pronouncements, page 8

2. We note the cross-reference to Note 2 to your audited financial statements intended to satisfy the requirement for the discussion of critical accounting policies and new accounting pronouncements. These discussions are meant to supplement, not duplicate the disclosures presented in the financial statements and to provide greater insight into the quality and variability of information
regarding financial condition and operating performance.   As
such,
please revise your disclosure to comply with Part V of FR 76.. Please provide a copy of your intended disclosure in your response.


Financial Statements

Consolidated Balance Sheet, page 11

3. Supplementally explain to us the facts and circumstances surrounding the $9,500 advance from affiliates. Include in your response the interest rate charged and the likelihood you will repay this amount.


Consolidated Statement of Cash Flows, page 14

4. We note that the net change in related party borrowings since inception and as a result of cash transactions, appears to be approximately $93,300. Supplementally reconcile this figure with the balances presented on your balance sheet as of October 31, 2004.


Note 2 - Summary of Significant Accounting Policies

Earnings Per Share, page 16

5. We assyme that your reference to "common stock equivalents" actually refers to potential common stock. If true, supplementally explain to us why you believe you have no potential common stock outstanding. Specifically, it appears that you have 1,090,000 and 90,000 options that would qualify as common stock equivalents for fiscal 2003 and 2004, respectively. Although there is no difference in basic and diluted earnings per share for the fiscal years presented due to antidilution in net loss years, you must disclose the number of shares excluded from the calculation that could be antidilutive in future years. Refer to paragraph 40 (c) of SFAS 128.


Note 3 - Acquisition, page 17

6. We note from your disclosure on page 17 that you purchased 100% of the outstanding common stock of Luso American Securities in fiscal 2003 for $50,000. Supplementally explain to us whether you or Luso are the original party to the Cinema City joint venture discussed. Also, please explain to us why you expensed the amount of the purchase price greater than the fair value of the assets acquired as opposed to following the guidance set forth in SFAS 141. Cite your basis in GAAP for this accounting treatment.

7. As a related matter, please supplementally identify the "principal shareholder" and quantify his interest in your company at the time the acquisition occurred.


Note 4 - Rental and Other Equipment, page 17

8. We note from the discussion of your business that you currently lease lighting equipment under a five year lease, and that you have determined the useful life of this equipment to be seven years. Supplementally explain to us how you determined the useful life; include in your response how you considered the possibility of a lease extension, how you determined residual value, and how you considered the sell-back provisions of the leasing arrangement.
We
may have further comment on your response.


Note 5 - Related Party Transactions, page 17

9. From your disclosure in Note 5, the source of funds for the payoff of the loan balance and accrued interest is unclear. We note your disclosure in Item 12 on page 23 that clarifies the source of funds for this payoff. Please revise your financial statement disclosure to clearly state that the source of funds for the payoff of the $50,000 loan plus accrued interest was the $110,250 profit realized on the prohibited sale of stock. Include in this discussion the total amount of principal and interest repaid.


Note 5 - Related Party Transactions, page 17

10. We note that you have been occupying space at a director`s residence at no charge since March 2004. Supplementally explain to us how you have accounted for the market value of this space, and whether the Director is a significant shareholder. We may have further comment on your response.


Note 6 - Shareholders` Equity, page 18

11. Supplementally explain to us the facts and circumstances surrounding the prohibited sale of your common stock as disclosed on page 8. We may have further comment on your response.

12. We note that you have incurred approximately $47,700 in stock option expense for fiscal 2003 ($31,500) and 2002 ($16,208) per your
Consolidated Statement of Stockholders` Equity and your
Consolidated
Statement of Cash Flows.  This amortization appears to relate to the
1,000,000 options granted in 2003 which expired unexercised as you state the fair value has been charged to general and administrative
expense.    Please supplementally provide to us and revise your
disclosure to indicate why these options were issued, how they were valued, and how the amortization period was chosen. Ensure you include all disclosures required by paragraphs 45-48 of SFAS 123. Also, please provide similar information for the 90,000 options issued in fiscal 2003.


Note 7 - Subsequent Events, page 18

13. We note that you have issued approximately 2.64 million and
6.16
million shares of common stock to Matthew and Laurie Crouch in connection with the November 18, 2004 Assets Purchase Agreement and to Matthew Crouch in connection with an employment agreement, respectively. Supplementally explain to us how your treatment of the asset acquisition is in accordance with GAAP. Also, supplementally explain to us how you have accounted for the shares issued in connection with the employment agreement.


Form 10-Q for Quarterly Period Ended January 31, 2005

Financial Statements

Note 1 - Significant Accounting Policies

14. Supplementally and in future filings, please tell us more about the production services you performed during the quarter. Describe the services. Who did you perform them for? What was the specific production upon which you worked? Have you received payment of the receivable to date and, if not, when do you expect payment to occur?
Did the opportunity to perform these production services arise through your relationship with Matthew and Laurie Crouch or through your prior business relationships and activities? Please advise.

15. Refer to Rule 11-01 (d) of Regulation S-X. Please supplementally explain why your acquisition should be considered an acquisition of assets rather than the acquisition of a business under this guidance.
In your response, please specifically address the individual components identified in the rule. In addition, please describe the assets in greater detail. That is, describe the nature and terms of the distribution rights acquired. How did the sellers obtain these rights initially? That is, did they participate in the development of these projects and, if so, how? What was the status of each project at the acquisition date? For the completed project, describe any actual distribution that has occurred to date, any commitments you have in place with distributors or any efforts underway to achieve distribution in the future. For the proposed animation project, describe the efforts undertaken to date to complete the project. What do you need in terms of time, staff, financing and other resources in order to complete it? Please make your response detailed and specific.

16. Were the asset purchase and employment agreements each conditioned upon execution of the other? If you would have entered into either one of these agreements on a standalone basis, please explain why. In addition, it appears that you have surrendered control of the company in consideration for these agreements. If true, supplementally explain the business reasons for this decision.
How did you arrive at the value of each agreement?  Please advise.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-
942-
1839 if you have questions or me at 202-942-1850 with any concerns as
I supervised the review of your filing.

								Sincerely,


								David R. Humphrey
								Branch Chief
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Gener8xion Entertainment, Inc.
April 7, 2005
Page 1